SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

ATI Physical Therapy, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

00216W109
(CUSIP Number)

David N. Brooks
Fortress Investment Group LLC
1345 Avenue of the Americas, 46th Floor
New York, NY 10105
(212) 798-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☑ (Fortress Acquisition Sponsor II LLC only)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 00216W109

1	NAMES OF REPORTING PERSONS Fortress Acquisition Sponsor II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,025,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,025,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,025,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.: 00216W109

1	NAMES OF REPORTING PERSONS Hybrid GP Holdings (Cayman) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,025,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,025,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,025,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.: 00216W109

1	NAMES OF REPORTING PERSONS Hybrid GP Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,025,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,025,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,025,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.: 00216W109

1	NAMES OF REPORTING PERSONS FIG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,025,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,025,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,025,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.: 00216W109

1	NAMES OF REPORTING PERSONS Fortress Operating Entity I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,025,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,025,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,025,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.: 00216W109

1	NAMES OF REPORTING PERSONS FIG Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,025,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,025,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,025,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.: 00216W109

1	NAMES OF REPORTING PERSONS Fortress Investment Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,025,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,025,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,025,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

EXPLANATORY NOTE

Fortress Acquisition Sponsor II LLC, a Delaware limited liability company (“Sponsor”), filed a Schedule 13G with the U.S. Securities and Exchange Commission (the “SEC”) on February 12, 2021, pursuant to Rule 13d-l(d) of the Securities Exchange Act of 1934, as amended, with respect to shares of Common Stock (as defined in Item 1 herein) and is filing this Schedule 13D (this “Schedule 13D”) jointly with the other reporting persons in connection with the consummation of the Business Combination and the Transfer Agreement described in Item 4 herein.

Item 1. Security and Issuer.

This Schedule 13D relates to the Class A Common Stock, par value $0.0001 per share (“Common Stock”), of ATI Physical Therapy, Inc. (formerly known as Fortress Value Acquisition Corp. II (“FAII”)), a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 790 Remington Boulevard, Bolingbrook, Illinois 60440.

 Item 2. Identity and Background.

(a)
(i)	Sponsor directly holds an aggregate of 16,025,000 shares of Common Stock (as described in Items 5(a) and (b) herein).

(ii)
Hybrid GP Holdings (Cayman) LLC, a Cayman Islands limited liability company (“Cayman GP”), controls the general partners of certain investment funds that together, pursuant to the Transfer Agreement (as defined in Item 4 herein), acquired a majority equity interest in Sponsor.

(iii)	Hybrid GP Holdings LLC, a Delaware limited liability company (“Hybrid GP”), is the sole owner of Cayman GP.

(iv)
FIG LLC, a Delaware limited liability company (“FIG LLC”), indirectly controls certain investment funds (the “Funds”) managed or advised by controlled affiliates of FIG LLC, which Funds hold all of the outstanding equity interest in Sponsor.

(v)	Fortress Operating Entity I LP, a Delaware limited partnership (“FOE I”), is (i) the sole owner of FIG LLC and (ii) the managing member of, and holds the majority of equity interest in, Hybrid GP.

(vi)	FIG Corp., a Delaware corporation (“FIG Corp.”), is the general partner of FOE I.

(vii)	Fortress Investment Group LLC, a Delaware limited liability company (“Fortress”), is the sole owner of FIG Corp.

Sponsor, Cayman GP, Hybrid GP, FIG LLC, FOE I, FIG Corp. and Fortress are collectively referred to herein as the “Reporting Persons.”

(b)          The address of the principal business and principal office of each of the Reporting Persons is 1345 Avenue of the Americas, 46th Floor, New York, New York 10105.

(c)          Set forth in Annex A attached hereto and incorporated herein by reference is a list of the persons required to be identified in respect of the Reporting Persons pursuant to General Instruction C to Schedule 13D (collectively, the “Covered Persons”), and the business address and present principal occupation of each of the Covered Persons.

(d)          During the last five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, none of the Covered Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, none of the Covered Persons, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Unless otherwise specified in Annex A, each of the Covered Persons is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction.

The Reporting Persons hold the securities of the Issuer for investment purposes.

Background and Business Combination

The Issuer was formed as a blank check company, incorporated for the purpose of effecting a business combination with one or more businesses. On June 15, 2020, Sponsor purchased an aggregate of 8,625,000 shares of Class F common stock, par value $0.0001 per share, of FAII (the “Founder Shares”) for an aggregate purchase price of $25,000, or approximately $0.003 per share, pursuant to a Securities Subscription Agreement by and between Sponsor and FAII, dated as of June 15, 2020. Prior to such time, FAII had no assets, tangible or intangible. In August 2020, prior to the closing of the Issuer’s initial public offering, Sponsor transferred a total of 100,000 Founder Shares to four independent directors of FAII for the same per-share price initially paid by Sponsor. On August 14, 2020, the Issuer completed its initial public offering. On June 16, 2021, the Issuer consummated the previously announced business combination, as contemplated by the Agreement and Plan of Merger, dated February 21, 2021 (the “Merger Agreement”), by and among FAII, FVAC Merger Corp. II, a direct, wholly-owned subsidiary of FAII (“Merger Sub”), and Wilco Holdco, Inc., a Delaware corporation (“Wilco”), and described in the Issuer’s Current Report on Form 8-K filed with the SEC on June 23, 2021. The Merger Agreement provided for, among other things, the merger of Merger Sub with and into Wilco, with Wilco being the surviving corporation (together with the other transactions contemplated by the Merger Agreement, the “Business Combination”). In connection with the foregoing, the Issuer changed its name from “Fortress Value Acquisition Corp. II” to “ATI Physical Therapy, Inc.” Unless the context otherwise requires, in this Schedule 13D, the “Issuer” refers to FAII prior to the closing of the Business Combination (the “Closing”) and to the combined company and its subsidiaries following the Closing.

Prior to the Closing, Principal Holdings I LP, a Delaware limited partnership (“Transferor”), held all outstanding membership interests in Sponsor, and Sponsor was managed by its board of managers. Immediately prior to the Closing, Transferor transferred and assigned to the Funds all of Transferor’s right, title and interest in Sponsor for good and valuable consideration pursuant to the Transfer and Assignment Agreement (the “Transfer Agreement”), dated as of February 21, 2021, by and among Transferor and the Funds. As a result, the Reporting Persons (other than Sponsor) acquired beneficial ownership of the securities held by the Sponsor on June 16, 2021.

Subscription Agreement

Immediately prior to the Closing, Sponsor purchased 7,500,000 shares of Common Stock in a private placement at a price of $10.00 per share (the “PIPE Investment”) pursuant to a subscription agreement, dated as of February 21, 2021 (the “Subscription Agreement”), by and between the Issuer and Sponsor. The funds used by Sponsor to purchase such shares were funded from capital contributions from controlled affiliates of Fortress.

The Subscription Agreement provides for certain registration rights with respect to the shares purchased in the PIPE Investment. The material terms of the Subscription Agreement are described in the section of the Issuer’s definitive proxy statement on Schedule 14A filed with the SEC on May 14, 2021 (the “Proxy Statement”), titled “Related Agreements—Subscription Agreements” beginning on page 129, which is incorporated herein by reference.

The foregoing description of the Subscription Agreement, including the description in the Proxy Statement referenced above, does not purport to be complete and is subject to and qualified in its entirety by the full text of the form of Subscription Agreement, included as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on February 22, 2021.

Parent Sponsor Letter Agreement

Pursuant to the Parent Sponsor Letter Agreement, dated as of February 21, 2021 (the “Sponsor Letter Agreement”), by and among FAII, Sponsor and certain other former holders of Founder Shares, Sponsor agreed to, among other things, certain restrictions on the Common Stock issued to Sponsor upon the conversion of its Founder Shares and to restrictions on its private placement warrants (the “Warrants”) following the Closing.

Upon the Closing, all outstanding Founder Shares, including the 8,525,000 shares held by Sponsor, automatically converted into an equal number of shares of Common Stock, in accordance with the Amended and Restated Certificate of Incorporation of FAII. Such shares of Common Stock became subject to certain vesting and forfeiture provisions set forth in the Sponsor Letter Agreement, as follows: (i) 33.33% of such shares vest at such time as a $12.00 Common Share Price (as defined below) is achieved on or before the date that is ten years after the Closing Date; (ii) 33.33% of such shares vest at such time as a $14.00 Common Share Price is achieved on or before the date that is ten years after the Closing Date; and (iii) 33.34% of such shares vest at such time as a $16.00 Common Share Price is achieved on or before the date that is ten years after the Closing Date. The applicable “Common Share Price” will be considered achieved only when the volume-weighted average price equals or exceeds the applicable threshold for at least five days out of a period of ten consecutive trading days ending on the trading day immediately prior to the date of determination.

In addition, Sponsor transferred and surrendered to the Issuer for no consideration 2,966,667 of its 5,933,333 Warrants, resulting in such warrants being cancelled and no longer outstanding. Each Warrant is exercisable to purchase one share of Common Stock at $11.50 per share, subject to adjustment and to certain restrictions, and expires five years after the date of the Closing or earlier upon redemption or liquidation. The material terms of the Sponsor Letter Agreement are described in the section of the Proxy Statement titled “Related Agreements—Parent Sponsor Letter Agreement” beginning on page 128, which is incorporated herein by reference.

The foregoing description of the Sponsor Letter Agreement, including the description in the Proxy Statement referenced above, does not purport to be complete and is subject to and qualified in its entirety by the full text of the Sponsor Letter Agreement, included as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on February 22, 2021.

Other than as described in Items 3 and 6, none of the Reporting Persons nor, to the best of their knowledge, any of the Covered Persons listed in Annex A currently has any plans or proposals that relate to, or would result in, any of the matters listed in Item 6 of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) and (b)

(i)	Amount beneficially owned: See Item 11 of each of the cover pages.
(ii)	Percent of class: See Item 13 of each of the cover pages.

(iii)	Number of shares as to which such person has:
a.	Sole power to vote or direct the vote: See Item 7 of each of the cover pages.
b.	Shared power to vote or direct the vote: See Item 8 of each of the cover pages.
c.	Sole power to dispose or direct the disposition: See Item 9 of each of the cover pages.
d.	Shared power to dispose or direct the disposition: See Item 10 of each of the cover pages.

All percentages of Common Stock outstanding contained herein are based on 207,282,536 shares of Common Stock outstanding, as of June 16, 2021, as disclosed in the Issuer’s Current Report on Form 8-K, filed on June 23, 2021.

The beneficial ownership of an aggregate of 16,025,000 shares of Common Stock reported herein, as described in Item 2 herein: (i) includes (a) 7,500,000 shares of Common Stock acquired in the private placement and (b) 8,525,000 shares of Common Stock that are unvested and subject to certain vesting and forfeiture provisions set forth in the Sponsor Letter Agreement; and (ii) excludes 2,966,666 shares of Common Stock issuable upon the exercise of 2,966,666 Warrants held directly by Sponsor after surrendering 2,966,667 Warrants immediately prior to the Closing.

(c)          Other than as disclosed in Item 4, the Reporting Persons have not engaged in any transaction during the past 60 days involving shares of Common Stock.

(d)          No person, other than the Reporting Persons and the Funds, is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons and described in this Item 5.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D regarding the Subscription Agreement is incorporated by reference in its entirety into this Item 6.

Amended and Restated Registration Rights Agreement

Concurrently with the execution of the Merger Agreement, Sponsor, the Issuer and certain other holders of securities of the Issuer (together with Sponsor, the “A&R RRA Parties”) entered into an Amended and Restated Registration Rights Agreement, dated as of February 21, 2021 (as amended on June 16, 2021, the “Registration Rights Agreement”), which became effective upon the Closing. Pursuant to the terms of the Registration Rights Agreement, the Issuer agreed, among other things, to provide to Sponsor and other A&R RRA Parties certain registration rights, including customary “piggy-back” registration rights in respect of certain shares of Common Stock and certain other equity securities of the Issuer that are held by the parties to the agreement from time to time. The material terms of the Registration Rights Agreement are described in the section of the Proxy Statement titled “Related Agreements—Amended and Restated Registration Rights Agreement” on page 130, which is incorporated herein by reference.

The foregoing description of the Registration Rights Agreement, including the description in the Proxy Statement referenced above, does not purport to be complete and is subject to and qualified in its entirety by the full text of the Registration Rights Agreement, included as Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 22, 2021, and the First Amendment to the Registration Rights Agreement, dated as of June 16, 2021, by and among the Issuer, Sponsor and the other parties thereto, included as Exhibit 10.5 to the Issuer’s Current Report on Form 8-K, filed with the SEC on June 23, 2021.

Other than as described herein, none of the Reporting Persons is a party to any contracts, arrangements or understandings or has any relationships with respect to any securities of the Issuer.

Item 7. Material to be filed as Exhibits.

99.1	Joint Filing Agreement (filed herewith).

99.2	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on February 22, 2021).

99.3
Parent Sponsor Letter Agreement, dated as of February 21, 2021, by and among Fortress Value Acquisition Corp. II, Fortress Acquisition Sponsor II LLC, Wilco Holdco, Inc. and the other parties thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on February 22, 2021).

99.4
Amended and Restated Registration Rights Agreement, dated as of February 21, 2021, by and among Fortress Value Acquisition Corp. II, Fortress Acquisition Sponsor II LLC and the other parties thereto (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed with the SEC on February 22, 2021).

99.5
First Amendment to the Amended and Restated Registration Rights Agreement, dated as of June 16, 2021, by and among Fortress Value Acquisition Corp. II, Fortress Acquisition Sponsor II LLC and the other parties thereto (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K, filed with the SEC on June 23, 2021).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2021	FORTRESS ACQUISITION SPONSOR II LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: June 22, 2021	HYBRID GP HOLDINGS (CAYMAN) LLC
By: Hybrid GP Holdings LLC, its managing member

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: June 22, 2021	HYBRID GP HOLDINGS LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: June 22, 2021	FIG LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: June 22, 2021	FORTRESS OPERATING ENTITY I LP
By: FIG Corp., its general partner

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: June 22, 2021	FIG CORP.

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: June 22, 2021	FORTRESS INVESTMENT GROUP LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Annex A

Directors and Officers of Fortress Acquisition Sponsor II LLC:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:	Principal Occupation:
Constantine M. Dakolias	Managing Partner
Joshua Pack	Managing Partner
Drew McKnight	Managing Partner
Marc K. Furstein	President
Jason Meyer	Chief Operating Officer
William A. Covino	Chief Financial Officer
Scott Desiderio	Deputy Chief Financial Officer
Leigh M. Grimner	Deputy Chief Financial Officer
Timothy Bailey	Treasurer
David N. Brooks	Secretary
Alexander Gillette	Assistant Secretary

Directors and Officers of Hybrid GP Holdings (Cayman) LLC:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:	Principal Occupation:
Hybrid GP Holdings LLC	Managing Member of Hybrid GP Holdings (Cayman) LLC

Directors and Officers of Hybrid GP Holdings LLC:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:	Principal Occupation:
Peter L. Briger, Jr.	Chairman and Director
Constantine M. Dakolias	President and Director
Marc K. Furstein	Chief Operating Officer and Director
Daniel N. Bass	Treasurer and Director
David N. Brooks	Secretary and Director

Directors and Officers of FIG LLC:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:	Principal Occupation:
Wesley R. Edens	Principal and Co-Chairman of the Board of Directors
Randal A. Nardone	Chief Executive Officer, Principal and Director
Peter L. Briger, Jr.	Principal and Co-Chairman of the Board of Directors
David N. Brooks	Secretary, Vice President and General Counsel
Daniel Bass	Chief Financial Officer and Treasurer

A-1

Directors and Officers of Fortress Operating Entity I LP:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:	Principal Occupation:
FIG Corp.	General Partner of Fortress Operating Entity I LP

Directors and Officers of FIG Corp.:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:	Principal Occupation:
Wesley R. Edens	Principal and Co-Chairman of the Board of Directors
Randal A. Nardone	Chief Executive Officer, Principal and Director
Peter L. Briger, Jr.	Principal and Co-Chairman of the Board of Directors
David N. Brooks	Secretary, Vice President and General Counsel
Daniel Bass	Chief Financial Officer and Treasurer

Directors and Officers of Fortress Investment Group LLC:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:	Principal Occupation:
Wesley R. Edens	Principal, Co-Chief Executive Officer and Class A Director
Peter L. Briger, Jr.	Principal, Co-Chief Executive Officer and Class A Director
Randal A. Nardone	Principal and Class A Director
George W. Wellde Jr.	Class A Director
Michael G. Rantz	Class A Director
Jane Dietze	Class A Director
Hani Barhoush	Class A Director
Michael Morell	Class A Director and Security Director
Marcelo Claure	Chairman of the Board and Class B Director
Yoshimitsu Goto (citizen of Japan)	Class B Director
Rajeev Misra (citizen of the United Kingdom)	Class B Director
David N. Brooks	Secretary, Vice President and General Counsel
Daniel N. Bass	Chief Financial Officer and Treasurer

A-2